Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on April 30, 2013. Common/Preferred shareholders for Corporate Income & Strategy voted as indicated below:

                                                                   Withheld
Corporate & Income Strategy			Affirmative	   Authority

Re-election of Deborah A. DeCotis - Class II
to serve until the annual meeting for the
2015-2016 fiscal year                            33,496,678        1,163,087
Re-election of James A. Jacobson* - Class II
to serve until the annual Meeting for the
2015-2016 fiscal year                                 5,184              207

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Bradford K. Gallagher, Hans W. Kertess*, John C. Maney+,
William B. Ogden, IV, and Alan Rappaport continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee